

November 16, 2007

<u>**Via Facsimile (212) 451-2222 and U.S. Mail**</u>

Andrew Freedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: A. Schulman, Inc.
        Schedule 14A filed November 8 2007
         by Starboard Value and Opportunity Master Fund Ltd., *et al*
        File No. 000-07459

Dear Mr. Freedman:

We have the following comments on the filing listed above. Note that all defined terms
we use in this letter have the same meaning as in your soliciting materials.

<u>Schedule 14A filed November 6, 2007</u>

1.   We note your statement on page 12 that you believe that your nominees are
"independent of the Company." At the forepart of your document, in discussing
what your nominees will do if elected to the Board, address the conflict of interest
your nominees may have as board members in considering any business
combination with respect to the sale of A. Schulman Inc.'s shares to a third party,
as a result of the sale of Participation Shares under the Compensation Letter
Agreement disclosed on pages 14. This economic arrangement appears to provide
incentive to your nominees to engage in a third party sale of the company, versus
implementing "operational changes" as described on page 9. Please expand your
disclosure to address this economic incentive.

2.   In addressing the terms of the Compensation Letter Agreement here, at the
forepart of your document, please expand your disclosure to state that the
Participation Shares are shares of A. Schulman Inc. Further, provide the
measurement date for participation in the profit earned by your nominees as a
result of the sale of Participation Shares and how such profit earned by each
nominee will be determined. Further, state the number of shares and percentage
of outstanding shares of the Company these Participation Shares represent, per
affiliate and for the Ramius Group as a whole. State the current value of the

entirety of the Participation Shares. Explain what you mean by "last $20,000 worth of Shares" and how the sale of these shares could exceed $20,000.

3.   Revise your disclosure to state and explain the "independence," or lack thereof, of your nominees should they be board members in the consideration of any business combination that would implicate the Compensation Letter Agreement and sale of Participation Shares.

Ramius Group's involvement in other solicitations, page 21

4.   On page 21 you state that "each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value." This description may be incomplete in that we understand that members of the Ramius Group have apparently led 46 activist campaigns against 42 companies since August 1999. It appears that Starboard Value and Opportunity Master Fund Ltd. ("Starboard"), Parche, LLC ("Parche") and other members of the Ramius Group have filed non-management proxy statements in connection with contested elections for at least four other companies in 2007 alone (Luby's Inc., filed November 6, 2007; Datascope Corp., filed October 19, 2007; The Lamson & Session Co., filed April 26, 2007; and Phoenix Technologies Ltd., filed January 16, 2007). Please elaborate upon your description of the primary businesses of its member entities, including their participation in activist campaigns, in other current and prior proxy solicitations, and disclose to shareholders the full nature of the investment and involvement in the Company. Because of the involvement of the Ramius Group in other solicitations, it appears that you should consider clarification in the Proxy Statement that the Ramius Group may have interests that are different from other shareholders of the Company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  · the filing persons may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filings.

                              *   *   *

Please respond to our comments promptly. Include with your revised proxy materials a
letter keying your responses to the comments, and providing any requested supplemental
information. If you believe complying with these comments is not appropriate, tell us
why in your letter.

The response letter should be uploaded to EDGAR, with the form type label
"CORRESP" and linked to the Exchange Act file number. We may have comments after
reviewing your responses; therefore, please allow adequate time after the filing of the
amendment for further staff review.

Please direct any questions to me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions